Exhibit 99.2

SUMMARY OF LOAN TERMS

The following is a summary of the principal terms of a loan by Yu Cheng Yang, as the President and sole director of EOS, Inc., a Nevada corporation in the amount of $150,000.

1.	Date of loan: July 1, 2015.
2.	Due Date: Upon demand after 30 days written notice by Mr. Yang of that demand.
3.	Interest Rate: None.
4.	Security: None.